Alternative Strategies Fund

80 Arkay Drive, Suite 110

Hauppauge, NY 11788

December 30, 2014

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Alternative Strategies Fund (CIK No. 0001496254, File Nos. 333- 168158; 811- 22440 Request for Withdrawal of Amendment to Registration Statement on Form N-2

Dear Sir or Madam:

Alternative Strategies Fund (the “Trust”) has determined that the Post-Effective Amendment No. 9 filed pursuant to Rule 486(b) on its behalf on December 30, 2014 (accession number SEC Accession No. 0000910472-14-005971) (the "Amendment") was filed in error and incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to James Ash at (631) 470-2619 or Andrew Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,
/s/ Stephanie Shearer
Stephanie Shearer
Secretary, Alternative Strategies Fund